210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Second Quarter 2013 Results

CALGARY, AB, August 1, 2013 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the quarter ended June 30, 2013.

“We are pleased to continue to demonstrate positive clinical results with the recent announcement of a disease control rate of 71.5% in our metastatic melanoma study,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We are ready to commence the data analysis of stage 1 of our head and neck trial as soon as we can and we continue to enroll patients in our six other randomized trials.”

Selected Highlights

Clinical Trial Results

•
Reached the stage 1 endpoint in stage 1 of the U.S. Phase 2 clinical trial in patients with metastatic melanoma (REO 020) after only 14 patients were enrolled. The primary objective of this Phase 2 trial was to assess the antitumour effect of the treatment regimen in the study population in terms of objective response rates. The secondary objectives were to assess progression-free survival and overall survival for the treatment regimen; the disease control rate (complete response (CR) plus partial response (PR) plus stable disease (SD)) and duration, and to assess the safety and tolerability of the treatment regimen in the study population. Three of the 14 patients exhibited a PR, and an additional seven patients had SD for a disease control rate of 71.5%.

Clinical Trial Program

•	Preparing to commence the data analysis of stage 1 of the randomized head and neck clinical study (REO 018) once sufficient patient events have occurred; and

Financial

•	Exited the second quarter with over $36.1 million of cash, cash equivalents and short-term investments.

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	June 30,	December 31,
	2013 $	2012 $
Assets
Current assets
Cash and cash equivalents	36,153,277	19,323,541
Short-term investments	2,001,644	1,969,228
Accounts receivable	46,740	44,979
Prepaid expenses	558,918	331,094
Total current assets	38,760,579	21,668,842
Non-current assets
Property and equipment	506,404	409,248
Total non-current assets	506,404	409,248

Total assets	39,266,983	22,078,090
Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	5,424,442	7,291,310
Total current liabilities	5,424,442	7,291,310
Shareholders' equity
Share capital Authorized: unlimited Issued:
June 30, 2013 - 84,758,818
December 31, 2012 - 76,710,285	228,513,564	198,155,091
Warrants	376,892	376,892
Contributed surplus	24,342,431	24,126,265
Accumulated other comprehensive loss	50,524	(57,115)
Accumulated deficit	(219,440,870)	(207,814,353)
Total shareholders' equity	33,842,541	14,786,780
Total liabilities and equity	39,266,983	22,078,090

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending June 30, 2013 $	Three Month Period Ending June 30, 2012 $	Six Month Period Ending June 30, 2013 $	Six Month Period Ending June 30, 2012 $
Expenses
Research and development	3,804,307	9,053,329	8,921,351	16,543,873
Operating	1,320,742	1,222,090	2,885,493	2,310,141
Operating loss	(5,125,049)	(10,275,419)	(11,806,844)	(18,854,014)
Interest	105,368	93,389	180,327	213,456
Loss before income taxes	(5,019,681)	(10,182,030)	(11,626,517)	(18,640,558)
Income tax expense	—	3,228	—	3,228
Net loss	(5,019,681)	(10,178,802)	(11,626,517)	(18,637,330)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment	73,451	116,200	107,639	81,941
Net comprehensive loss	(4,946,230)	(10,062,602)	(11,518,878)	(18,555,389)
Basic and diluted loss per common share	(0.06)	(0.13)	(0.14)	(0.25)
Weighted average number of shares (basic and diluted)	84,758,818	76,542,861	82,276,330	75,547,842

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	$	$	$	$	$	$
As at December 31, 2011	177,282,566	21,142,519	2,653,627	(117,501)	(171,440,832)	29,520,379

Net loss and comprehensive loss	—	—	—	81,941	(18,637,330)	(18,555,389)
Issued, pursuant to a bought deal financing	19,386,903	—	376,892	—	—	19,763,795
Exercise of stock options	1,278,389	(392,920)	—	—	—	885,469

Share based compensation	—	72,196	—	—	—	72,196
As at June 30, 2012	197,947,858	20,821,795	3,030,519	(35,560)	(190,078,162)	31,686,450

	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	$	$	$	$	$	$

As at December 31, 2012	198,155,091	24,126,265	376,892	(57,115)	(207,814,353)	14,786,780

Net loss and comprehensive loss	—	—	—	107,639	(11,626,517)	(11,518,878)
Issued, pursuant to a public offering	30,218,797	—	—	—	—	30,218,797
Exercise of stock options	139,676	(34,687)	—	—	—	104,989

Share based compensation	—	250,853	—	—	—	250,853
As at June 30, 2013	228,513,564	24,342,431	376,892	50,524	(219,440,870)	33,842,541

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending June 30, 2013 $	Three Month Period Ending June 30, 2012 $	Six Month Period Ending June 30, 2013 $	Six Month Period Ending June 30, 2012 $

Operating Activities
Net loss for the period	(5,019,681)	(10,178,802)	(11,626,517)	(18,637,330)
Amortization - property and equipment	25,565	29,510	50,146	57,571
Share based compensation	129,997	58,343	250,853	72,196
Unrealized foreign exchange loss	209,804	61,171	(97,849)	16,162
Net change in non-cash working capital	(455,283)	(1,174,059)	(2,096,453)	(1,213,512)
Cash used in operating activities	(5,109,598)	(11,203,837)	(13,519,820)	(19,704,913)
Investing Activities
Acquisition of property and equipment	(132,164)	(61,695)	(147,302)	(93,627)
Purchase of short-term investments	—	—	(32,416)	(32,441)
Cash used in investing activities	(132,164)	(61,695)	(179,718)	(126,068)
Financing Activities
Proceeds from exercise of stock options and warrants	—	422,886	104,989	885,469
Proceeds from public offering	11,735	(31,648)	30,218,797	19,763,795
Cash provided by financing activities	11,735	391,238	30,323,786	20,649,264
Increase in cash	(5,230,027)	(10,874,294)	16,624,248	818,283
Cash and cash equivalents, beginning of period	41,519,657	44,622,078	19,323,541	32,918,751
Impact of foreign exchange on cash and cash equivalents	(136,353)	55,029	205,488	65,779
Cash and cash equivalents, end of period	36,153,277	33,802,813	36,153,277	33,802,813

To view the Company's Fiscal 2013 Second Quarter Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com/financials.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2013 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com